================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________

                                   FORM 11-K
                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the fiscal year ended December 31, 1997
                                           -----------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from _______ to _______

                         Commission file number 0-27612


A. Full title of the plan and the address of plan, if different from that of the issuer named below:

         DATA PROCESSING RESOURCES CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     DATA PROCESSING RESOURCES CORPORATION
                      4400 MacArthur Boulevard, Suite 600
                        Newport Beach, California 92660

================================================================================

                              REQUIRED INFORMATION


Financial Statements:
--------------------

      4. Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.



Exhibits:
--------

     23.  Consent of Deloitte & Touche LLP

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Data Processing Resources Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE:  July 7, 1998                 Data Processing Resources Corporation
                                    Retirement Savings Plan


                                    BY:   /s/ Michael A. Piraino
                                       ----------------------
                                          Michael A. Piraino
                                          Member of Administrative Committee
                                          of the Retirement Savings Plan

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:
Statements of net assets available for benefits
 as of December 31, 1997 and 1996                                           3
Statement of changes in net assets available for benefits
  for the year ended December 31, 1997                                    4-5
Notes to financial statements
  for the years ended December 31, 1997 and 1996                         6-12

SUPPLEMENTAL SCHEDULES:
Line 27a - Schedule of assets held for investment purposes
  as of December 31, 1997                                                  13
Line 27a - Schedule of assets held for investment purposes which were both acquired and disposed of within the plan year for the
  year ended December 31, 1997                                             14
Line 27d - Schedule of reportable single transactions
  for the year ended December 31, 1997                                     15
Line 27d - Schedule of reportable series of transactions
  for the year ended December 31, 1997                                  16-17


Schedules other than those listed above are omitted because of the absence of conditions under which they are required.

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT



To the Data Processing Resources Corporation
 Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Data Processing Resources Corporation Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated June 19, 1997, we disclaimed an opinion on the financial statements of the Plan for the year ended December 31, 1996 because, as permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), we were instructed not to perform, and we did not perform, any auditing procedures with respect to certain investment information that was certified by Great-West Life and Annuity Insurance Company, the custodian of the Plan. Auditing procedures with respect to this investment information have been subsequently performed. Accordingly, our present opinion on the 1996 financial statements, as expressed herein, is different from our prior report on the 1996 financial statements.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules: (1) Line 27a -Schedule of assets held for investment purposes as of December 31, 1997; (2) Line 27a - Schedule of assets held for investment purposes that were both acquired and disposed of within the Plan year for the year ended December 31, 1997; and (3) Line 27d - Schedule of reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information, by fund, in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information, by fund, have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

July 2, 1998

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

                                                         1997          1996
ASSETS:
Investments (Notes 2 and 3):
  Guaranteed Certificate Fund at contract value      $         -    $  105,897
  Guaranteed Income Fund at contract value               999,373
  Pooled separate accounts at fair value               7,618,595     5,330,875
  DPRC common stock at fair value                         84,863
  Cash transaction account (Note 1)                    2,922,568
  Participant loans receivable                           165,510
                                                     -----------    ----------

    Total investments                                 11,790,909     5,436,772

PARTICIPANT CONTRIBUTION RECEIVABLE                      152,791        51,720
                                                     -----------    ----------

    Total assets                                      11,943,700     5,488,492

LIABILITIES - Excess contributions payable to
participants                                             (66,963)
                                                     -----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $11,876,737    $5,488,492
                                                     ===========    ==========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                    Supplemental information by fund
                                    ------------------------------------------------------------------------------------------------
                                                                                            Growth
                                    Guaranteed     Aggressive                                and         Money        Profile
                                    Certificate      Growth         Bond        Growth      Income       Market       Series
                                       Fund           Fund          Fund         Fund        Fund         Fund         Fund
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  beginning of year                  $ 105,897    $ 2,573,160    $ 223,304    $ 516,130    $ 709,439    $ 449,024    $ 482,986

Participant contributions and
  rollovers                             11,705        471,554       37,294      138,737      162,944       99,417      225,987
Net appreciation (depreciation)
  in fair value of investments                        326,272        7,941       92,717      121,505       11,074       73,337
Interest income                          2,551
Participant loan repayments
Benefits paid to participants                        (260,911)      (6,744)     (64,423)     (93,661)     (28,546)     (29,951)
Participant loan withdrawals
Excess contributions payable to
  participants
Administrative and other expenses         (127)        (2,922)        (251)        (798)        (956)        (568)      (1,180)
Transfers between funds                              (208,299)      (2,702)      50,340       13,585       99,575        2,284
Transfer of assets from
  Great-West to CIGNA                 (120,026)    (2,898,854)    (258,842)    (732,703)    (912,856)    (629,976)    (753,463)
Transfer of AD&D assets from
  Principal to CIGNA
Transfer of PSC assets from
  Manulife to CIGNA
                                     ---------    -----------    ---------    ---------    ---------    ---------    ---------
Net (decrease) increase               (105,897)    (2,573,160)    (223,304)    (516,130)    (709,439)    (449,024)    (482,986)
                                     ---------    -----------    ---------    ---------    ---------    ---------    ---------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year              $     -      $       -      $     -      $     -      $     -      $     -      $     -
                                     =========    ===========    =========    =========    =========    =========    =========

                                                              Supplemental information by fund
                                    ----------------------------------------------------------------------------------
                                                                                                CIGNA
                                                                                  INVESCO       Stock
                                                        CIGNA                    Industrial     Market
                                    International    Guaranteed     Lifetime       Income       Index      AIM Charter
                                        Fund         Income Fund      Funds        Account     Account       Account
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  beginning of year                   $ 376,832      $      -       $    -       $    -       $    -        $    -

Participant contributions and
  rollovers                              79,104         156,563      168,290       86,577      212,019       100,150
Net appreciation (depreciation)
  in fair value of investments           63,423                       20,512       25,133       23,866        14,897
Interest income                                          27,509                        22          154           155
Participant loan repayments                                                            36           50            50
Benefits paid to participants           (18,703)       (119,726)     (48,041)      (9,799)     (10,271)       (6,479)
Participant loan withdrawals                               (403)                   (1,674)      (5,034)       (6,000)
Excess contributions payable to
  participants
Administrative and other expenses          (438)             (3)                      (22)         (20)          (13)
Transfers between funds                  45,216        (136,710)     (58,128)     (97,052)     121,893         8,947
Transfer of assets from
  Great-West to CIGNA                  (545,434)      1,008,844      753,463      402,897      210,615       509,959
Transfer of AD&D assets from
  Principal to CIGNA
Transfer of PSC assets from
  Manulife to CIGNA                                      63,299      116,785       43,661       16,773        52,895
                                      ---------      ----------     --------     --------     --------      --------
Net (decrease) increase                (376,832)        999,373      952,881      449,779      570,045       674,561
                                      ---------      ----------     --------     --------     --------      --------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year               $     -        $  999,373     $952,881     $449,779     $570,045      $674,561
                                      =========      ==========     ========     ========     ========      ========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997 (Continued)
--------------------------------------------------------------------------------

                                                                     Supplemental information by fund
                                      ----------------------------------------------------------------------------------------------
                                                                                 American
                                                     Fidelity                    Century
                                                      Advisor                   Twentieth
                                                      Growth          PBHG       Century         AIM          Janus      Templeton
                                       Janus       Opportunities     Growth       Ultra     Constellation   Worldwide     Foreign
                                      Account         Account        Account     Account       Account       Account      Account
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  beginning of year                   $    -         $    -        $     -     $      -      $      -       $    -       $    -

Participant contributions and
  rollovers                             67,346        128,409        125,309      165,814       137,303       96,434       36,469
Net appreciation (depreciation)
  in fair value of investments          13,728         32,591          7,175       14,868        11,227       (4,516)     (12,418)
Interest income                            391             50                         403           404
Participant loan repayments                443             84                       1,364         1,365
Benefits paid to participants           (4,258)       (13,644)       (64,824)     (65,255)      (36,287)        (319)      (2,161)
Participant loan withdrawals           (27,540)        (4,536)                    (15,270)      (16,295)
Excess contributions payable to
  participants
Administrative and other expenses          (88)           (61)                       (133)         (127)          (2)
Transfers between funds                 (5,750)        45,316       (144,062)      89,899       (25,015)     128,984        9,196
Transfer of assets from
  Great-West to CIGNA                  250,664        271,424        868,002    1,264,111     1,170,124                   142,051
Transfer of AD&D assets from
  Principal to CIGNA
Transfer of PSC assets from
  Manulife to CIGNA                    107,144        145,437             27           55        28,164       21,364       30,751
                                      --------       --------      ---------   ----------    ----------     --------     --------
Net increase (decrease)                402,080        605,070        791,627    1,455,856     1,270,863      241,945      203,888
                                      --------       --------      ---------   ----------    ----------     --------     --------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year               $402,080       $605,070      $ 791,627   $1,455,856    $1,270,863     $241,945     $203,888
                                      ========       ========      =========   ==========    ==========     ========     ========

                                                        Supplemental information by fund
                                      --------------------------------------------------------------------


                                                                                                 Excess
                                        DPRC        Cash       Participant                   contributions
                                       Common    transaction      loans       Contribution     payable to
                                        Stock      account      receivable     receivable     participants     Total
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  beginning of year                   $   -      $      -       $    -          $ 51,720       $    -        $ 5,488,492

Participant contributions and
  rollovers                            22,681        17,958                      101,071                       2,849,135
Net appreciation (depreciation)
  in fair value of investments            (15)                                                                   843,317
Interest income                                                                                                   31,639
Participant loan repayments                                       (3,392)
Benefits paid to participants                                                                                   (884,003)
Participant loan withdrawals                                      76,752
Excess contributions payable to
  participants                                                                                  (66,963)         (66,963)
Administrative and other expenses        (286)                                                                    (7,995)
Transfers between funds                62,483
Transfer of assets from
  Great-West to CIGNA
Transfer of AD&D assets from
  Principal to CIGNA                              2,904,610                                                    2,904,610
Transfer of PSC assets from
  Manulife to CIGNA                                               92,150                                         718,505
                                      -------    ----------     --------        --------       --------      -----------
Net increase (decrease)                84,863     2,922,568      165,510         101,071        (66,963)       6,388,245
                                      -------    ----------     --------        --------       --------      -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year               $84,863    $2,922,568     $165,510        $152,791       $(66,963)     $11,876,737
                                      =======    ==========     ========        ========       ========      ===========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General - Effective March 1, 1990, Data Processing Resources Corporation (the Company, DPRC or Plan Sponsor) adopted the Data Processing Resources Corporation Retirement Savings Plan (the Plan). The Plan is a defined-contribution pension plan designed to qualify under Internal Revenue Code (the Code) Section 401(k). The Plan covers all full-time employees of the Company who have completed a minimum of 30 days of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Effective July 1, 1997, the Plan changed the custodian from Great-West Life and Annuity Insurance Company (Great-West) to Connecticut General Life Insurance Company (CIGNA). Concurrent with the change in custodian, Plan investments were sold and the proceeds were transferred to CIGNA funds, with similar investment objectives as the previous funds at Great-West.

    During the year ended December 31, 1996, the Plan Sponsor acquired two entities: the Applications Design and Development division of ADD Consulting, Inc. (AD&D) and Professional Software Consultants, Inc. (PSC). During September 1997, the net assets of the PSC 401(k) Profit Sharing Plan, a defined contribution plan, were transferred from the Manufacturers Life Insurance Company (Manulife) to CIGNA funds, with similar investment objectives as the previous funds at Manulife. During December 1997, the net assets of the AD&D defined contribution plan were transferred from the Principal Mutual Life Insurance Company (Principal) to CIGNA. As of December 31, 1997, these assets had been received by the Plan but had not yet been allocated to individual CIGNA funds. Accordingly, these assets have been recorded in the cash transaction account in the financial statements for the year ended December 31, 1997.

    Contributions - Each year, participants may elect to contribute up to 20% of pretax annual compensation, as defined in the Plan. Total participant contributions may not exceed $9,500 for the year ended December 31, 1997. Funds transferred from participants' prior qualified plans (rollovers) are included in participant contributions for the year ended December 31, 1997. The Company, at its discretion, may contribute additional amounts to each participant with at least 1,000 hours of service during the Plan year. The Company made no contributions for the year ended December 31, 1997.

    Participant Accounts - Each participant's account is credited with the participant's contributions, an allocation of the Company's contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. The method of allocation is defined in the Plan document.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------

    Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions, as follows:

      For the year ended December 31, 1996 and the period from January 1, 1997 through June 30, 1997, Great-West offered investment options as follows:

      Profile Series Fund - Consists of five funds: aggressive, moderately aggressive, moderate, moderately conservative and conservative. The funds invest in a wide range of investments based on the objectives of the fund.

      International Fund - Consists of three funds: Putnam Global Growth Fund, Fidelity Advisor Overseas Fund and Maxim Foreign Equity Fund. The funds invest primarily in foreign equity and debt securities.

      Aggressive Growth Fund - Consists of five funds: Twentieth Century Ultra Investors, AIM Constellation, Maxim Small-Cap Index, Maxim Growth Index and Maxim Small-Cap Aggressive Growth. The funds invest primarily in equity and short-term securities.

      Growth and Income Fund - Consists of five funds: Maxim Total Return, AIM Charter, Maxim Value Index, Fidelity Advisor Equity Income and Putnam Fund for Growth and Income. The funds invest in a wide variety of equity, short-term and government debt securities.

      Bond Fund - Consists of five funds: Maxim U.S. Government Mortgage Securities, Maxim Investment Grade Corporate Bond, Maxim Corporate Bond, Putnam Global Governmental Income and Maxim Ultra Short-Term Bond. The funds invest primarily in corporate and government debt securities.

      Growth Fund - Consists of four funds: Fidelity Advisor Growth Opportunities, Maxim Stock Index, AIM Weingarten and Maxim Small-Cap Value. The funds invest principally in corporate equity securities.

      Money Market Fund - Consists of a money market fund whose assets are invested in short-term government securities, certificates of deposit, cash and cash equivalents.

      Guaranteed Certificate Fund - Funds are invested in guaranteed investment contracts whose underlying assets consist of bonds, mortgages and policy loans.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------

    For the period from July 1, 1997 to December 31, 1997, CIGNA offered investment options as follows:

      CIGNA Guaranteed Income Fund - Consists of a diversified portfolio of high-quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages within Connecticut General's General Account).

      CIGNA Lifetime Funds - Consists of five funds, aggressive, moderately aggressive, moderate, moderately conservative and conservative. The funds invest in a wide range of investments based on the objectives of the fund.

      INVESCO Industrial Income Account - Invests in the common stocks of U.S. companies, as well as convertible bonds, preferred stocks and debt instruments which provide a relatively high-yield and stable return.

      CIGNA Stock Market Index Account - Invests in the stocks in the S&P 500 Index that approximate the total return of the S&P 500 Index, with long-term growth of capital and income.

      AIM Charter Account - Invests mainly in interest-, income- or dividend-paying common stocks that have prospects for both growth of capital and dividend income.

      Fidelity Advisor Growth Opportunities Account - Invests in the common stock and securities convertible into the common stock of companies believed to have long-term growth potential.

      Janus Account - Invests in primarily common stocks of well-established, high-quality, large, domestic and foreign companies.

      PBHG Growth Account - Invests in common stocks and convertible securities of small and medium-sized growth companies that trade in the U.S. or Canada on registered exchanges or in the over-the-counter market.

      American Century Twentieth Century Ultra Account - Invests in the equity securities of large and medium-sized companies that offer the potential for better-than-average prospects for capital appreciation.

      AIM Constellation Account - Invests in the securities of companies that experienced above-average and consistent long-term growth in earnings and have excellent prospects for outstanding future and/or that are currently enjoying a dramatic increase in profits.

      Janus Worldwide Account - Invests in primarily common stocks of foreign and domestic issuers.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------

      Templeton Foreign Account - Invests in common stocks and, to a lesser extent, debt obligations of companies and governments outside the U.S.

      DPRC Stock - Invests in the Plan sponsor's common stock.

    Vesting - Participant elective deferral contributions and Company contributions are fully vested at all times. Vested balances may be withdrawn when participants become disabled, die, retire or terminate employment.

    Payment of Benefits - Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, purchase an immediate or deferred annuity from an insurance company, or keep the account in the Plan and maintain his or her account in any of the Plan's investment options.

    Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

    Participant Loans Receivable - Effective July 1, 1997, participants who are active employees of the Company may borrow up to the lesser of 50% of their vested account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable through payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant's principal residence, which provide for repayment over a reasonable period of time that may exceed five years. Loans bear interest at the prime rate, as established by the Wall Street Journal on the loan funding date, plus 1%. As of December 31, 1997, no participant loans were delinquent.


2.  SUMMARY OF ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements and supplemental schedules have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for its investment contract that is valued at contract value, which approximates fair value. Units in pooled separate accounts are valued at the quoted market prices of the underlying securities, primarily mutual funds at year-end. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

    Administrative Expenses - The costs of administering the Plan are paid for by the Company, with the exception of fees charged by Great-West and CIGNA, which are applied directly to participants' accounts.


3.  INVESTMENTS

    Investments held at December 31, 1997 and 1996 are as follows:

                                                                 1997
                                                       -------------------------
                                                           Cost      Fair value

    CIGNA Guaranteed Income Fund                       $   999,373   $   999,373
    CIGNA Lifetime Funds                                   933,955       952,881
    INVESCO Industrial Income Account                      428,357       449,779
    CIGNA Stock Market Index Account                       546,456       570,045
    AIM Charter Account                                    662,294       674,561
    Janus Account                                          390,434       402,080
    Fidelity Advisor Growth Opportunity Account            574,324       605,070
    PBHG Growth Account                                    793,103       791,627
    American Century Twentieth Century Ultra Account     1,442,765     1,455,856
    AIM Constellation Account                            1,267,789     1,270,863
    Janus Worldwide Account                                246,387       241,945
    Templeton Foreign Account                              216,166       203,888
    DPRC Common Stock                                       78,391        84,863
    Cash Transaction Account (GST)                       2,922,568     2,922,568
    Participant loans receivable                           165,510       165,510
                                                       -----------   -----------

                                                       $11,667,872   $11,790,909
                                                       ===========   ===========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------

                                                                 1996
                                                       ------------------------
                                                           Cost      Fair value

    Guaranteed Certificate Fund                        $  105,897    $  105,897
    Aggressive Growth Fund                              2,381,376     2,573,160
    Bond Fund                                             212,737       223,304
    Growth Fund                                           451,262       516,130
    Growth and Income Fund                                617,850       709,439
    Money Market Fund                                     435,747       449,024
    Profile Series Fund                                   438,271       482,986
    International Fund                                    335,783       376,832
                                                       ----------    ----------

                                                       $4,978,923    $5,436,772
                                                       ==========    ==========

4.  INCOME TAXES

    The Plan obtained its latest determination letter on April 28, 1992, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter and an application requesting a new determination letter has been filed with the IRS. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (Continued)
--------------------------------------------------------------------------------


5.  RECONCILIATION OF FORM 5500 TO THE FINANCIAL STATEMENTS

    The information contained in the financial statements does not agree to the information contained in Form 5500, which was prepared on a cash basis. The differences are due to the recording of a receivable for participant contributions and other distributions payable in the financial statements. The following is a reconciliation of the difference as of and for the years ended December 31, 1997 and 1996:

                                                          1997         1996

Net assets available for benefits per Form 5500        $11,790,909   $5,436,772
Contributions receivable                                   152,791       51,720
Excess contributions payable to participants               (66,963)
                                                       -----------   ----------

  Net assets available for benefits per the financial
    statements                                         $11,876,737   $5,488,492
                                                       ===========   ==========

Participant contributions per Form 5500                $ 2,748,064   $2,197,982

Contributions receivable                                   101,071       51,720
                                                       -----------   ----------

Participant contributions per the financial statements $ 2,849,135   $2,249,702
                                                       ===========   ==========

                             SUPPLEMENTAL SCHEDULES

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------------------------


 (a)                    (b)                                       (c)                             (d)             (e)
            Identity of issue, borrower,               Description of investment,
              lessor or similar party          including maturity date, rate of interest,                       Current
                                                   collateral, par or maturity value             Cost            value

*        Connecticut General Life Insurance    CIGNA Guaranteed Income Fund                   $   999,373     $   999,373
*        Connecticut General Life Insurance    CIGNA Lifetime Fund                                933,955         952,881
*        Connecticut General Life Insurance    INVESCO Industrial Income Account                  428,357         449,779
*        Connecticut General Life Insurance    CIGNA Stock Market Index Account                   546,456         570,045
*        Connecticut General Life Insurance    AIM Charter Fund                                   662,294         674,561
*        Connecticut General Life Insurance    Janus Account                                      390,434         402,080
*        Connecticut General Life Insurance    Fidelity Advisor Growth Opportunities
                                               Account                                            574,324         605,070
*        Connecticut General Life Insurance    PBHG Growth Account                                793,103         791,627
*        Connecticut General Life Insurance    American Century Twentieth Century Ultra
                                               Account                                          1,442,765       1,455,856
*        Connecticut General Life Insurance    AIM Constellation Account                        1,267,789       1,270,863
*        Connecticut General Life Insurance    Janus Worldwide Account                            246,387         241,945
*        Connecticut General Life Insurance    Templeton Foreign Account                          216,166         203,888
*        C G Trust Company                     DPRC Common Stock                                   78,391          84,863
*        Connecticut General Life Insurance    Cash Transaction Account                         2,922,568       2,922,568
                                               Participant Loans Receivable                       165,510         165,510
                                                                                              -----------     -----------

                                                                                              $11,667,872     $11,790,909
                                                                                              ===========     ===========


*Denotes a party-in-interest investment

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
FOR THE YEAR ENDED DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------------------------

                        (a)                                           (b)                             (c)               (d)
            Identity of issue, borrower,                   Description of investment,                                 Proceeds
              lessor or similar party              including maturity date, rate of interest,       Cost of              of
                                                       collateral, par or maturity value          acquisition       disposition

Great-West Life and Annuity Insurance Company      Guaranteed Certificate Fund 36, matures             $5,067            $5,067
                                                    December 31, 1999, 4.55%
Great-West Life and Annuity Insurance Company      Guaranteed Certificate Fund 36, matures
                                                    March 31, 2000, 5.25%                               7,328             7,328
Great-West Life and Annuity Insurance Company      Guaranteed Certificate Fund 36, matures
                                                    June 30, 2000, 5.50%                                3,381             3,381
Great-West Life and Annuity Insurance Company      Guaranteed Certificate Fund 60, matures
                                                    December 31, 2001, 4.80%                              326               326
Great-West Life and Annuity Insurance Company      Guaranteed Certificate Fund 60, matures
                                                    March 31, 2002, 5.50%                                 386               386
Great-West Life and Annuity Insurance Company      Guaranteed Certificate 84, matures
                                                    December 31, 2003, 4.95%                                4                 4

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN


LINE 27d - SCHEDULE OF REPORTABLE SINGLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------------
                      (a)                                             (b)                                (c)
                                                                                                       Purchase
           Identity of party involved                        Description of assets                      price
Connecticut General Life Insurance Company                   Lifetime 20 Fund                        $  315,075
Connecticut General Life Insurance Company                   AIM Charter Account                        509,959
Connecticut General Life Insurance Company                   INVESCO Industrial Income
                                                              Account                                   402,897
Connecticut General Life Insurance Company                   PBHG Growth Account                        868,002
Connecticut General Life Insurance Company                   American Century Twentieth
                                                              Century Ultra Fund                      1,264,111
Connecticut General Life Insurance Company                   AIM Constellation Account                1,170,124



Note: The information set forth in this schedule has been limited to a listing of single transactions with respect to the same investment fund in excess of 5% ($274,425) of the value of the Plan's net assets available for benefits ($5,488,492) as of January 1, 1997.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN


LINE 27d - SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------------------------
            (a)                             (b)                 (c)            (d)            (g)            (h)           (i)
                                                                                                        Current value
                                                                                                         of asset on
                                                              Purchase       Selling        Cost of      transaction     Net gain
   Identity of party involved        Description of assets     price          price          assets          date         (loss)
Great-West Life and Annuity      Aggressive Growth Fund     $3,541,006     $6,440,438     $5,926,706     $6,440,438     $513,732

Great-West Life and Annuity      Bond Fund                                    504,297        485,788        504,297       18,509

Great-West Life and Annuity      Growth Fund                   798,559      1,407,406      1,249,821      1,407,406      157,585

Great-West Life and Annuity      Growth and Income Fund      1,062,821      1,893,752      1,682,903      1,893,752      210,849

Great-West Life and Annuity      International Fund            611,163      1,051,418        946,945      1,051,418      104,473

Great-West Life and Annuity      Money Market Fund II          936,975      1,397,073      1,372,723      1,397,073       24,350

Great-West Life and Annuity      Profile Series                831,568      1,387,890      1,269,839      1,387,890      118,051


Note: The information set forth in this schedule has been limited to a listing of series of transactions with respect to the same investment fund in excess of 5% ($274,425) of the value of the Plan's net assets available for benefits ($5,488,492) as of January 1, 1997.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997 (Continued)

-----------------------------------------------------------------------------------------------------------------------------------
                (a)                                   (b)                   (c)           (d)       (g)          (h)         (i)
                                                                                                              Current
                                                                                                               value
                                                                                                             of asset on
                                                                          Purchase      Selling    Cost of   transaction   Net gain
     Identity of party involved                 Description of assets     price          price     assets       date        (loss)
Connecticut General Life Insurance Company     CIGNA Guaranteed Income    $1,391,290    $419,426   $419,426   $419,426
                                                Fund

Connecticut General Life Insurance Company     CIGNA Lifetime 20 Fund        376,450
Connecticut General Life Insurance Company     CIGNA Lifetime 30 Fund        289,464
Connecticut General Life Insurance Company     INVESCO Industrial Income
                                                Account                      547,511
Connecticut General Life Insurance Company     CIGNA Stock Market Index
                                                Account                      567,895
Connecticut General Life Insurance Company     AIM Charter Account           725,725
Connecticut General Life Insurance Company     Janus Account                 454,717
Connecticut General Life Insurance Company     Fidelity Advisor Growth
                                                Opportunities Account        639,903
Connecticut General Life Insurance Company     PBHG Growth Account         1,073,199     288,747    280,095    288,747      8,652

Connecticut General Life Insurance Company     American Century Twentieth
                                                Century Ultra Account      1,623,920
Connecticut General Life Insurance Company     AIM Constellation Account   1,401,095